

May 15, 2015

Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
1044 Northern Boulevard
Roslyn, NY 11576-1514

> **Re: Sino-Global Shipping America, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 23, 2015**
> **File No. 001-34024**

Dear Mr. Cao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 2, page 10

1. Please revise your disclosure to describe the general effect upon the rights of existing security holders of the transactions described, particularly the dilutive impact of the issuance of additional common stock. Refer to Item 11(d) of Schedule 14A.

2. Please revise to include a complete description of the consideration, in this case the Vessel, as required by Item 11(c) of Schedule 14A. We note that here and in the Proposal 3 section you attempt to incorporate a description of information related to the Vessel and the proposed acquisition of the Vessel by reference to other filings. Information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Lawrence G. Nusbaum
        Gusrae Kaplan Nusbaum PLLC